

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

October 1, 2008

Mr. Patrick J. Moty
President and Chief Executive Officer
Bank of Commerce Holdings
1951 Churn Creek Road
Redding, California 96002
Via Facsimile (530)722-3946 and US Mail

> **Re:** **Bank of Commerce Holdings (the "Company")**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-K/A filed July 31, 2008**
> **Form 10-K/A filed September 24, 2008**
> **Form 10-K/A filed September 29, 2008**
> **File No. 000-25135**

Dear Mr. Moty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant